UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number 33-14058
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baker 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

BAKER 401(k) PLAN
Financial Statements and Additional Information
December 31, 2010 and 2009

BAKER 401(k) PLAN

December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-13
Supplementary Financial Information
Schedule H, Line 4i — Schedule of Assets (Held at the End of Year)	14-15
EX-23.1
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Baker 401(k) Plan
Moon Township, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Baker 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
May 31, 2011

BAKER 401(k) PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009

ASSETS
Investments in common stock of Michael Baker Corporation	$29,219,135	$41,364,680
Investments in mutual funds	224,510,322	210,147,341
Investments in common-collective trust fund	1,829,063	2,504,535

Total investments	255,558,520	254,016,556

Notes receivable from participants	2,261,209	2,594,435

Total assets	257,819,729	256,610,991

Net assets available for benefits at fair value	257,819,729	256,610,991

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,872)	46,572

Net assets available for benefits	$257,804,857	$256,657,563

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2010	2009

Additions to net assets attributed to
Investment income
Interest and dividends	$4,437,724	$3,948,880
Net appreciation in fair value of investments	12,802,923	44,129,804

Total investment income	17,240,647	48,078,684

Participant contributions	14,145,638	18,491,015
Participant rollovers	1,394,226	1,221,047
Employer contributions	5,999,504	7,120,138

Total contributions	21,539,368	26,832,200

Total additions	38,780,015	74,910,884

Deductions from net assets attributed to:
Participant withdrawals	37,588,509	15,855,732
Administrative fees	44,212	16,550

Total deductions	37,632,721	15,872,282

Net increase in net assets	1,147,294	59,038,602

Net assets available for benefits, beginning of year	256,657,563	197,618,961

Net assets available for benefits, end of year	$257,804,857	$256,657,563

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
1.  Description of the Plan
     General
The following description of the Baker 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.
The Plan is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (“the Company”) with an opportunity to accumulate additional retirement benefits as well as invest in the Company’s stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Part-time and temporary employees are required to work 1,000 hours, during their first year of employment or any calendar year thereafter, before becoming eligible to join the plan.
     Change in Participants Related to Divestiture and Acquisition
On September 30, 2009, the Company entered into a definitive agreement with Wood Group E.&P.F. Holdings, Inc., Wood Group Holdings (International) Limited and Wood Group Engineering and Operations Support Limited, subsidiaries of international energy services company John Wood Group PLC, (collectively, “Wood Group”) to sell the Company’s energy segment. In connection with this agreement, the Company and Wood Group also entered into a Transition Services Agreement (“TSA”) pursuant to which the Company agreed to permit continued participation in the Plan by employees of Michael Baker Global, Inc. and Baker/MO Services, Inc. who were participants in the Plan on September 29, 2009 (the “Energy Participants”) for a limited time as provided in the TSA. Effective September 30, 2009, all Energy Participants became fully vested in the Plan and continued to receive employer matching contributions through December 31, 2009, for which Wood Group reimbursed the Company. There were approximately 1,450 Energy Participants who terminated active participation on December 31, 2009 in accordance with the TSA. Energy Participants were eligible to receive a distribution of their account balance from the Plan or to allow their balances to continue in the Plan until a rollover to another qualified plan could be arranged or retirement. From the date of the sale of the Company’s Energy segment through December 31, 2010, account balances totaling approximately $18.6 million were distributed to Energy Participants from the Plan while approximately $14.9 million continued to be held in the Plan.
On May 3, 2010, the Company entered into a Stock Purchase Agreement to acquire 100% of the outstanding shares of The LPA Group Incorporated and all of its subsidiaries and affiliates (“LPA”). Effective January 1, 2011, approximately 460 LPA participants were transferred into the Company’s Plan, with approximately $27.6 million in LPA 401(k) plan assets transferred into Company’s Plan on January 3, 2011.
     Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of plan losses and certain administrative fees. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Contributions
Participants contribute to the Plan through a Section 401(k) Employee Salary Redirection Election. During 2010 and 2009, participants were able to choose to contribute up to the lower of 75 percent of their salaries (including commissions and overtime) or the annual limitation of $16,500, respectively, which was established by the Internal Revenue Service (“IRS”). The maximum amount of a participant’s salary, which may be eligible for withholding for any Plan year, could not exceed $245,000 in 2010 and 2009. The Plan also allows participants to roll over funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account. All employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitations established by the IRS.
     Company Matching Contributions
In 2010 and 2009, under provisions of the Plan, the Company made matching contributions to the participants’ accounts in the amount of 100 percent of the first 3 percent of eligible salary and 50 percent on the next 3 percent of eligible salary (including commissions but excluding overtime) contributed by each participant except for the Company’s Energy Participants, for which the Company made matching contributions of 50 percent on the first 6 percent of eligible salary in 2009 (including commissions, but excluding overtime, except for Energy Participants regularly scheduled to work over 40 hours per week, who were matched on overtime up to a maximum of 84 hours per biweekly pay period).
Of the Company’s matching contributions, 25 percent was invested in the Company’s common stock in 2010 and 2009. The remaining 75 percent was invested in accordance with the participant’s investment elections for participant contributions.
The Company’s Board of Directors is authorized to make additional discretionary contributions to the Plan. No discretionary contributions were made for 2010 or 2009.
     Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants’ Plan accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer’s tax-qualified plan or individual retirement account, and participant contributions are 100 percent vested and nonforfeitable at all times.
All of the Company’s matching and discretionary contributions will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant ceases employment with the Company before attaining a vested interest in the Company’s matching contributions, he or she will forfeit those contributions and those contributions will be used to reduce the Company’s future matching contributions. Forfeitures of the Company’s discretionary contributions by employees ceasing employment with the Company before attaining a vested interest are reallocated to the remaining participants.
     Distributions
The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distributions that a participant, or his or her beneficiary is entitled to, is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding ten years. For participant accounts invested in the Company’s common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant. As a one-time option, participants may apply for a withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under IRS guidelines in effect at the time of the withdrawal. Participants who have attained age 59-1/2 may withdraw all or part of his or her capital accumulation from the Plan in a lump sum. The minimum in-service withdrawal amount is the lesser of $2,500 or the balance of the Participant’s capital accumulation.
     Notes Receivable from Participants
A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. The participant is allowed one outstanding loan that may be obtained for any reason. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant’s vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan administrator. All loans will be drawn against the participant’s account among the respective investment options as directed, and are secured by the assets within the participant’s accounts. Interest rates on outstanding notes receivable ranged from 4.25 percent to 10.50 percent at December 31, 2010. Interest rates applicable to Plan loans are typically the Prime rate, as published in the Wall Street Journal, plus one percent. Interest rates may be capped for certain Plan participants. Principal and interest payments are paid ratably and are generally repaid by payroll deduction.
     Forfeited Accounts
For the years ended December 31, 2010 and 2009, forfeited non-vested accounts totaled $591,885 and $832,961, respectively. Forfeited non-vested account balances are used to reduce future employer matching contributions. Also in 2010 and 2009, employer contributions were reduced by $621,823 and $839,788, respectively, as a result of forfeited non-vested accounts. As of December 31, 2010 and 2009, forfeiture credit balances totaled $513 and $29,372, respectively. The forfeiture credit balance will be used to reduce future employer contributions.
     Common Stock
The Plan enables participating employees to acquire an equity interest in the Company; as such, contributions to the Plan can be invested in the Company’s common stock. The Plan’s investment in the Company’s common stock comprised 939,481 shares (cost of $16,083,522) and 999,109 shares (cost of $15,564,573) at December 31, 2010 and 2009, respectively. Participants have the ability to divest themselves of the Company’s common stock acquired via the Company’s matching contributions after they are vested.
     Investment Options
Each participant may direct Fidelity Investments Institutional Services Company, Inc. (“Fidelity”) to invest certain portions of his or her account in investment funds. Investment funds available to participants are as follows:
•	Michael Baker Common Stock Fund — Invests in common stock of the Company.

•	Fidelity Contrafund — Invests primarily in common stocks.

•	Fidelity International Discovery Fund — Primarily invests in foreign securities.

•	PIMCO Total Return Fund—Institutional Class — Invests in all types of bonds, including U.S. government, corporate, mortgage and foreign.

•	Fidelity Growth Company Fund — Invests primarily in common stocks.

•	American Funds The Growth Fund of America—Class R5 — A diversified portfolio consisting primarily of common stocks.

•	Fidelity Retirement Money Market Portfolio — Primarily invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities.

•	Dodge & Cox Balanced Fund — Invests in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four ratings categories. Effective April 1, 2009, this fund is frozen to new investments for the Plan.

•	American Funds New Perspective Fund—Class R5 — Invests primarily in stocks of established companies located all over the world, including the United States.

•	T. Rowe Price Equity Income Fund — Invests at least 65% of the fund’s total assets in dividend-paying common stocks, particularly of established companies, with favorable prospects for both increasing dividends and capital appreciation.

•	Loomis Sayles Small Cap Value Fund — Institutional Class — Seeks to achieve its objective by emphasizing both undervalued securities and securities of companies with significant growth potential.

•	The Hartford Small Company Fund—Class Y — Primarily invests under normal circumstances at least 80% of its assets in common stocks of small capitalization companies.

•	Spartan 500 Index Fund—Investor Class — Normally invests at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

•	Fidelity Freedom K Funds — Each freedom fund invests in a diversified portfolio of well-established Fidelity stock, bond, and money market mutual funds.

•	Fidelity Managed Income Portfolio — Invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity.

•	Vanguard Total Bond Market Index Fund—Investor Shares — The fund attempts to track the performance of the Barclays Capital Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

•	Spartan Extended Market Index Fund—Investor Class — Normally invests at least 80% of its assets in common stocks included in the Dow Jones U.S. Completion Total Stock Market Index, which represents the performance of stocks of small to mid-capitalization U.S. companies.

•	Oakmark Equity and Income Fund—Class I — Primarily invests in a diversified portfolio of U.S. equity and fixed-income securities.

•	Spartan International Index Fund—Investor Class — Normally invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE Index) which represents the performance of developed stock markets outside the United States and Canada.
     Plan Administration and Fees
The Company provides certain administrative and accounting services to the Plan at no cost. In addition, the Company pays the cost of services provided to the Plan by Fidelity, legal counsel, independent financial consultant and the independent registered public accounting firm. Certain distribution processing fees charged by Fidelity are deducted from the respective participant account balances.
2.  Summary of Significant Accounting Policies
     Basis of Accounting
Fidelity performs the recordkeeping function for the Plan. The financial statements included herein include all required adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).
     Investments
Investments of the Plan are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual funds and the common collective trust represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of December 31, 2010 and 2009. Units held in the common collective trust are valued at the unit value as reported by the investment manager as of December 31, 2010 and 2009. Redemption of units are recorded upon receipt of unit holder’s instructions, based on the next determined net asset value per unit normally each day.
The investment in the Company’s common stock is stated at publicly-traded closing market values as of December 31, 2010 and 2009. The Plan’s assets included approximately 10 and 11 percent of the Company’s outstanding shares of common stock as of December 31, 2010 and 2009, respectively; therefore, such valuation might be subject to significant fluctuations in the event of a substantial liquidation of such holdings by the Plan or due to other market fluctuations.
The difference between the cost and current market value of investments purchased since the beginning of the period as well as the decrease or increase in the stated market value of investments held at the beginning of the period is included in the caption, “Net appreciation in fair value of investments” in the Statements of Changes in Net Assets Available for Benefits.
     Contributions
Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants’ earnings. After approval by the Board of Directors of Michael Baker Corporation, discretionary contributions are accrued in the period they are earned.
     Distributions
Distributions to participants are recorded when paid.
     Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes become evident.
     Concentration of Risk
Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
     Recent Accounting Standards
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06 which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.
In September of 2010, the FASB issued a new standard which requires participant loans to be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.
3.  Investments
The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2010 and 2009 respectively:

	2010		2009

Michael Baker Corporation Common Stock*	$29,219,135		$41,364,680
Fidelity Contrafund	23,472,711		21,209,666
Fidelity Growth Company Fund	22,392,494		19,561,970
PIMCO Total Return Fund — Institutional Class	21,799,715		20,438,310
Fidelity International Discovery Fund	20,112,956		20,652,714
American Funds The Growth Fund of America — Class R5	19,975,611		19,267,568
Fidelity Retirement Money Market Portfolio		**	16,719,392
Dodge & Cox Balanced Fund		**	13,539,811

*	Includes non-participant directed investments

**	Plan investment did not represent 5% or more of the Plan’s net assets available for benefits for the current period.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,802,923 and $44,129,804 during 2010 and 2009, respectively. These changes are as follows:

	2010	2009

Common Stock of Michael Baker Corporation	$(9,868,713)	$5,059,632
Mutual Funds:
Domestic Stock Funds	14,451,687	21,571,174
Balanced Funds	1,362,319	3,008,197
International Stock Funds	2,627,709	7,079,035
Fixed Income Funds	114,357	1,213,765
Target Date Retirement Funds	4,115,564	6,198,001

Total Mutual Funds	22,671,636	39,070,172

Net appreciation in fair value of investments	$12,802,923	$44,129,804

     Non-participant Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to investments having non-participant directed components is as follows:

Michael Baker Corporation Common Stock	2010	2009

Net assets available for benefits, beginning of year	$41,364,680	$37,421,016
Changes in net assets:
Contributions	2,189,890	2,845,807
Interest	26,382	39,908
Net (depreciation)/appreciation in fair value of investment	(9,868,713)	5,059,632
Benefits paid to participants	(4,799,922)	(2,107,982)
Transfers from/( to) participant-directed investments	310,301	(1,888,836)
Fees	(3,483)	(4,865)

Net assets available for benefits, end of year	$29,219,135	$41,364,680

As of December 31, 2010, the Plan held 35,172 shares of non-vested Michael Baker Corporation common stock. These non-vested shares were valued at $1,093,855 as of December 31, 2010.
4.  Tax Status
The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated December 10, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). On September 30, 2009, the Plan made clarifying amendments as part of the favorable tax determination letter process. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.
United States GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be take that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
5.  Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
6.  Fair Value Measurements
The FASB defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding fair value measurements. Fair value is defined under FASB as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to measure fair value under FASB must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, FASB establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities. The Plan’s investments with active markets include its investment in the common stock of Michael Baker Corporation as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these items, quoted current market prices are readily available.

•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has concluded that the investment in the common collective trust represents a Level 2 valuation.

•	Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Plan has concluded that it has no Level 3 investments.

In accordance with FASB, the following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Fair Value Measurements as of December 31, 2010
		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Common Stock of Michael Baker Corporation	$29,219,135	$29,219,135	$—	$—
Money Market Funds	12,066,801	12,066,801	—	—
Mutual Funds:
Domestic Stock Funds	103,581,877	103,581,877	—	—
Balanced Funds	15,735,892	15,735,892	—	—
International Stock Funds	31,827,704	31,827,704	—	—
Fixed Income Funds	24,191,715	24,191,715	—	—
Target Date Retirement Funds	37,106,333	37,106,333	—	—

Total Mutual Funds	212,443,521	212,443,521	—	—
Common Collective Trust	1,829,063	—	1,829,063	—

Total Investments	$255,558,520	$253,729,457	$1,829,063	$—

Percent to total	100%	99%	1%	—

	Fair Value Measurements as of December 31, 2009
		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Common Stock of Michael Baker Corporation	$41,364,680	$41,364,680	$—	$—
Money Market Funds	16,719,392	16,719,392	—	—
Mutual Funds:
Domestic Stock Funds	93,034,760	93,034,760	—	—
Balanced Funds	14,959,063	14,959,063	—	—
International Stock Funds	31,800,077	31,800,077	—	—
Fixed Income Funds	22,519,771	22,519,771	—	—
Target Date Retirement Funds	31,114,278	31,114,278	—	—

Total Mutual Funds	193,427,949	193,427,949	—	—
Common Collective Trust	2,504,535	—	2,504,535	—

Total Investments	$254,016,556	$251,512,021	$2,504,535	$—

Percent to total	100%	99%	1%	—

7.	Related Party Transactions

Certain investments of the Plan are mutual funds managed by Fidelity. These transactions qualify as party-in-interest transactions.

One of the investment fund options available to employees contains the Company’s stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

8.	Reconciliation of Financial Statements to Schedule H Form 5500

The financial statements have been prepared using the accrual method of accounting while the Plan’s Form 5500 has been prepared on the modified cash-basis method of accounting. A reconciliation between the 2010 and 2009 financial statements and Form 5500 is as follows:

	2010	2009

Net Assets:
Total net assets per Form 5500, Schedule H	$257,819,729	$256,610,991
(Less)/Plus: Adjustment from fair value to contract value for fully benefit-responsible investment contracts	(14,872)	46,572

Total net assets per financial statements	257,804,857	256,657,563

9.	Subsequent Events

LPA Acquisition

On May 3, 2010, the Company entered into a Stock Purchase Agreement to acquire 100% of the outstanding shares of LPA. The approximately 460 LPA employees remained under the existing LPA 401(k) plan through December 31, 2010 and were transitioned to the Company’s Plan effective January 1, 2011.

Reduction in 401(k) Match

On April 8, 2011, the Company announced and implemented a reduction in force program and imposed a company-wide hiring freeze for non-billable positions for the remainder of the year. In addition, other savings initiatives were put in place that included the elimination of a portion of the Company match for the Plan. While the Company will continue to make a matching contribution to participants’ accounts in the amount of 100 percent of the first 3 percent of eligible salary, the incremental 50 percent on the next 3 percent of eligible salary has been eliminated beginning in May 2011 through the end of 2011.

Decrease in Company Stock Market Value

As disclosed in Note 1 to the audited financial statements, the Plan’s investment in the Company’s common stock at December 31, 2010 comprised 939,481 shares. As of May 31, 2011, the price per share had decreased in excess of 10%.

BAKER 401(k) PLAN
Michael Baker Corporation
EIN# 25-0927646 Plan # 002
Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at the End of Year)

		Cost of
Identity of Issuer	Description of Investment	Asset***	Current Value

Michael Baker Corporation*	Michael Baker Corporation Common Stock**	$16,083,522	$29,219,135
Fidelity Investments*	Fidelity Contrafund		$23,472,711
Fidelity Investments*	Fidelity Growth Company Fund		$22,392,494
PIMCO Funds Distributors LLC	PIMCO Total Return Fund — Institutional Class		$21,799,715
Fidelity Investments*	Fidelity International Discovery Fund		$20,112,956
American Funds	American Funds The Growth Fund of America — Class R5		$19,975,611
Dodge & Cox	Dodge & Cox Balanced Fund		$12,549,932
Fidelity Investments*	Fidelity Retirement Money Market Portfolio		$12,066,801
T. Rowe Price	T. Rowe Price Equity Income Fund		$10,124,257
American Funds	American Funds New Perspective Fund — Class R5		$10,033,435
Loomis Sayles	Loomis Sayles Small Cap Value Fund — Institutional Class		$9,628,534
Hartford Investment Financial Services, LLC	The Hartford Small Company Fund — Class Y		$9,129,805
Fidelity Investments*	Fidelity Freedom K Fund 2040		$6,015,681
Fidelity Investments*	Spartan 500 Index Fund — Investor Class		$5,833,534
Fidelity Investments*	Fidelity Freedom K Fund 2025		$5,724,802
Fidelity Investments*	Fidelity Freedom K Fund 2030		$5,334,851
Fidelity Investments*	Fidelity Freedom K Fund 2035		$4,638,619
Fidelity Investments*	Fidelity Freedom K Fund 2020		$4,169,049

(Continued)
BAKER 401(k) PLAN
Michael Baker Corporation
EIN# 25-0927646 Plan # 002
Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at the End of Year)

		Cost of
Identity of Issuer	Description of Investment	Asset***	Current Value
Fidelity Investments*	Fidelity Freedom K Fund 2015		$3,762,761
Harris Associates, L.P.	Oakmark Equity and Income Fund — Class I		$3,185,960
Fidelity Investments*	Spartan Extended Market Index Fund — Investor Class		$3,005,208
Fidelity Investments*	Fidelity Freedom K Fund 2045		$2,797,919
The Vanguard Group	Vanguard Total Bond Market Index Fund — Investor Shares		$2,392,000
Fidelity Investments*	Fidelity Freedom K Fund 2050		$2,245,122
Fidelity Investments*	Fidelity Managed Income Portfolio****		$1,814,191
Fidelity Investments*	Spartan International Index Fund — Investor Class		$1,681,313
Fidelity Investments*	Fidelity Freedom K Fund 2010		$1,582,189
Fidelity Investments*	Fidelity Freedom K Income Fund		$363,643
Fidelity Investments*	Fidelity Freedom K Fund 2005		$329,989
Fidelity Investments*	Fidelity Freedom K Fund 2000		$141,707
Fidelity Investments*	Cash Balance		$19,724
Various Participants*	Participant Loans have interest rates that range from 4.25%-10.50% with maturities extending to 2025.		$2,261,209

			$257,804,857

*	Party-in-interest

**	Includes non-participant directed investments

***	Disclosure of cost not required for participant directed investments

****	Stated at contract value

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Executive Vice President and Chief Financial Officer of Michael Baker Corporation, the Plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MICHAEL BAKER CORPORATION BAKER 401(K) PLAN
Date: May 31, 2011	By:	/s/ Michael J. Zugay
Michael J. Zugay
Executive Vice President and Chief Financial Officer of Michael Baker Corporation, the Plan Sponsor

Exhibits Index
The following exhibit is included herewith as a part of this Report:

Exhibit No.	Description

23.1	Consent of independent registered public accounting firm.